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                          October 12, 2023

       Brian Ford
       Interim Chief Financial Officer
       Acasti Pharma Inc.
       2572 boul. Daniel-Johnson, 2nd Floor
       Laval, Qu  bec, Canada H7T 2R3

                                                        Re: Acasti Pharma Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 6,
2023
                                                            File No. 333-274899

       Dear Brian Ford:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brandon Kinnard